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                                                                     EXHIBIT 8.2

                               February 5, 1997



Board of Directors
Cumberland Mountain Bancshares, M.H.C.
Middlesboro Federal Bank, F.S.B.
Cumberland Mountain Bancshares, Inc.
1431 Cumberland Avenue
Middlesboro, Kentucky 40965

     RE:  Certain State Income Tax Consequences Relating to

     (i) the Conversion of Cumberland Mountain Bancshares, M.H.C. to an interim Federal Stock Savings Association and simultaneous merger into Middlesboro Federal Bank, F.S.B., (and cancellation of 330,000 shares of Bank common stock) (the foregoing transaction referred to as "Merger 1"; and

     (ii) a second interim Savings and Loan Association formation and merger with and into the bank (the foregoing transaction referred to as "Merger 2").

Ladies and Gentlemen:

     Please be advised that this letter is in response to your request concerning an opinion as it relates to certain state income tax consequences of the proposed merger transactions described above (collectively, the "Conversion"). This opinion is based upon the premise that the conditions and transactions as stated in the Prospectus, and the Federal Income Tax Opinion of Housley Kantarian and Bronstein, P.C., dated February 4, 1997, which was addressed and furnished to you, will be strictly complied with, and that all oral and written representations by Middlesboro Federal Bank, or its agents, are true and correct. Based upon this assumption, the following opinion is rendered:

- The Commonwealth of Kentucky will, for income tax purposes, accord the Conversion of the identical treatment which it receives for federal income tax purposes. Aside from potential capital gains for shareholders receiving cash in exchange for bank common shares, no adverse Kentucky income tax consequences will be incurred by the holding company, stock bank, the association, the eligible account holders, depositors or shareholders of the holding company as a result of the consummation of the proposed conversion.

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     The various state law and regulations on which this opinion is based are necessarily subject to change from time to time, and such change could effect this opinion. In addition, the opinion stated herein is based solely on the facts mentioned above. Any changes in the facts could effect the conclusion stated herein. Other than the Kentucky income tax consequences of the conversion, no opinion is expressed with respect to any matter, including but not limited to, any franchise, transfer, intangible or capital stock taxes.

     Consent is hereby given to the use of this firm's name, to references to this opinion in the Prospectus which is a part of the Registration Statement being filed with the SEC and part of the Application for Conversion to be filed with the OTS.

                              Sincerely,

                              Law Offices of Robert L. Brown III



                              By: /s/ Robert L. Brown III
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